HOLDING

05006350

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Divisio[illegible]
Address [illegible] Muenchen, Germany
Contact Person Stefan Wittermann
Telephone +49/89/20 30 07-782
Fax +49/89/20 30 07-772
E-mail Stefan.Wittermann
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

SEC MAIL PROCESSING
RECEIVED
MAR 7 2005
WASH, D.C. 213 SECTION

Date 01 March 2005

SUPPL

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Martina Peterhofen

Stefan Wittermann

Enclosures

(1) 10 February 2005 — Press release: Hypo Real Estate Capital Corporation funds $63.75 million acquisition loan for the original New York Times Building in New York City

(2) 09 February 2005 — Press release: Hypo Real Estate Bank International: Successful completion of GBP 141 million financing for the acquisition of the Lloyd's Building, London

Press release

Hypo Real Estate Capital Corporation funds $63.75 million acquisition loan for the original New York Times Building in New York City

New York, Dublin, Munich, February 10th 2005 – Hypo Real Estate Capital Corporation ("HRECC") – the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – provided $63.75 million of a $127.5 million loan in December 2004 for the acquisition of the original New York Times Building located at 229 West 43rd Street. Bank of America, the administrative agent, provided the remaining $63.75 million. The borrower, TS 229 West 43rd Street LLC, is a joint venture consisting of Tishman Speyer, Travellers Real Estate Venture VI (a newly formed fund of Tishman Speyer Properties), the New York City Employees' Retirement System (NYCERS) and the Teachers' Retirement System (TRS).

As part of the sale, the transaction was structured as a sale-lease-back with the New York Times Company agreeing to remain in the building as a tenant until its new building is ready for occupancy in 2007. Once vacated, an extensive renovation of the 15-story, 750,000-square-foot building will be commenced in order to transform it to a state-of-the-art, Class-A office property. In addition to a new lobby, tenant floors will be redesigned to take advantage of the building's high ceilings and many windows. The building's loading docks will be converted into retail space.

"Hypo Real Estate Capital is extremely pleased to provide financing to Tishman Speyer for the acquisition of one of New York City's most historic buildings," said Evan F. Denner, head of real estate finance for Hypo Real Estate Capital Corp. "Hypo Real Estate will continue to build its market presence in New York City by providing creative financing solutions to our elite client base."

Notes to editors:

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years the firm has closed more than $18 billion in construction, fixed rate, floating rate and mezzanine loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

About Hypo Real Estate Bank International
Hypo Real Estate Bank International, based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG). The corporate group – which is the result of HVB Group spinning off its commercial real estate activities – comprises the non-operational, listed holding company, Hypo Real Estate Holding AG, headquartered in Munich, and three operational business units. Besides Hypo Real Estate Bank International these are Württembergische Hypothekenbank AG (WürttHyp), with headquarters in Stuttgart, and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

About Tishman Speyer Properties
Tishman Speyer Properties (TSP) is one of the leading owners, developers and operators of first class real estate in the world. Since its formation in 1978, TSP has developed or acquired a portfolio of over 65 million square feet, valued at approximately $16 billion USD, including premier properties such as Rockefeller Center in New York, the Sony Center in Berlin and Torre Norte in Sao Paolo. TSP's team of over 600 professionals in 20 offices worldwide is dedicated to delivering exceptional value for investors and world-class service for tenants through superior portfolio and property management.

Press contact:

Hypo Real Estate Group
Oliver Gruss
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

###

Press release

Hypo Real Estate Bank International: Successful completion of GBP 141 million financing for the acquisition of the Lloyd's Building, London

London/Dublin/Munich, February 9th 2005: Hypo Real Estate Bank International announces that it has provided GBP 141 million (c. EUR 204 million) of term financing for the acquisition of the Lloyd's Building, One Lime Street, London EC3, by a German closed-end fund initiated by CommerzLeasing und Immobilien Group ("CLI Group"). For this transaction, the financing needed to accommodate CLI's domestic requirement to syndicate interests in the fund to investors. The transaction closed and funded on February 2nd 2005.

CLI-Group is a subsidiary of Commerzbank Group and is an initiator and arranger of German closed-end funds (CFB-Funds) targeted at retail and institutional investors.

The Lloyd's Building is a major landmark office building in the City of London, designed by the Richard Rogers Partnership for the particular business requirements of the Society of Lloyd's, one of the world's leading insurance markets. Construction of the building was completed in 1986.

Commenting, Harin Thaker, CEO of Hypo Real Estate Bank International's European business platform, said: "This transaction is another clear demonstration of the ability of our European business platform to deliver a major structured finance solution and to do so within a short deal timetable."

Hypo Real Estate Group
Press department
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Bank International

Hypo Real Estate Bank International based in Dublin, Ireland, is part of the Hypo Real Estate Group ("HREG").The corporate group, which is the result of HVB Group spinning off its commercial real estate activities, comprising the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich and three operational business units. Besides Hypo Real Bank International with headquarters in Dublin, these are Württembergische Hypothekenbank AG (WürttHyp) with headquarters in Stuttgart and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

Press contact:

Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com